Stuart M. Falber

+1 617 526 6663 (t)

+1 617 526 5000 (f)

wilmerhale.com

Stuart.Falber@wilmerhale.com

May 22, 2020

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Courtney Lindsay

Re:	Generation Bio Co.
Amendment 1 to
Draft Registration Statement on Form S-1
Submitted May 12, 2020
CIK No. 0001733294

Ladies and Gentlemen:

On behalf of Generation Bio Co. (the “Company”), we are responding to the comments contained in the letter dated May 22, 2020 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Geoff McDonough, the Company’s President and Chief Executive Officer, relating to the Confidential Amendment 1 to Draft Registration Statement on Form S-1 referenced above (the “Amended Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Registration Statement.

On behalf of the Company, we advise you as follows:

May 22, 2020

Amendment to Draft Registration Statement

Our portfolio, page 3

1.

We note your response to our prior comment 3 and your revisions. Please further revise your chart here and at page 113 to include separate columns for each of Phase 1 and Phase 2. Please also adjust your chart to make all labels legible.

Response: In response to the Staff’s comment, the Company has revised the chart on pages 3, 112 and 135 of the Registration Statement.

Use of Proceeds, page 85

2.

Please further revise your disclosure in response to prior comment 6 to separately allocate the portion of the proceeds to be allocated to each of the two programs identified in the last sentence on page 85.

Response: The Company advises the Staff that all of its current programs are in the preclinical stage of development, including the two programs identified in the last sentence on page 85, and the Company currently cannot specify the portion of the proceeds from the offering that will be allocated to each program. The specific allocation of the net proceeds from the offering toward each program will depend on, among other things, results from research and development efforts for each program, the timing and success of preclinical studies in the program and the timing and outcome of regulatory submissions. For example, the Company is currently devoting similar resources to its PKU and hemophilia A programs, but does not expect the programs to continue to progress at the same rate as development continues and, as a result, the Company does not expect to continue to devote similar resources to each program. Instead, the Company expects that it will devote more resources to the program that progresses through preclinical development more successfully and that is expected to advance into clinical development more quickly. The Company notes that in the updated disclosure in the Registration Statement regarding the use of proceeds it expects that the net proceeds of the offering, together with the Company’s cash and cash equivalents, will enable the Company to advance one of the lead programs into clinical development, but it has not identified which program because that will depend on the factors noted above. Based on the Staff’s comment and the foregoing, the Company has revised the Registration Statement on page 85 to indicate that it cannot specify the portion of the proceeds from the offering to be allocated to each program and the reasons for the uncertainty.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Geoff McDonough, M.D.
Jennifer Elliott, Ph.D., J.D.
Generation Bio Co.